[Company Letterhead]



February 12, 2007

VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Ms. Song P. Brandon

Re:  DNAPRINT GENOMICS, INC.
     FILE NO. 333-137323

Dear Ms. Brandon:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, DNAPrint Genomics, Inc. (the "Company"), hereby requests that the above-captioned Registration Statement on Form SB-2 (the "Registration Statement") be accelerated to Monday, February 12, 2007 at 4:00 pm EST or as soon as practicable thereafter. We acknowledge that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

     Very truly yours,

                                   /s/ Richard Gabriel
                                   --------------------
                                   Richard Gabriel
                                   Chief Executive Officer and President

cc:  Amy Trombly, Esq.